EXHIBIT 99.1

Re:	Update regarding the April 2019 Extraordinary General Meeting of Shareholders

Ramat Gan, Israel – April 15, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

The Company hereby reports that the Extraordinary General Meeting of Shareholders planned for Thursday, April 25, 2019 is postponed to Thursday, May 2, 2019, at the same place and time.

The Company is also making the following further change to the Compensation Policy draft which is being considered for adoption by the Company’s shareholders at the Meeting. Our Compensation Committee recommended that our shareholders approve it.

The current compensation policy includes the possibility of granting retention bonuses to the CEO and CFO (for a period of up to five years.) We previously proposed to decrease the maximum retention bonus that could be granted to the CEO from NIS 2,000,000 to NIS 500,000 and to increase the maximum retention bonus that could be granted to the CFO from NIS 150,000 to NIS 200,000.

The change we are now making is to remove the CEO retention bonus entirely, while still increasing the maximum retention bonus that could be granted to the CFO from NIS 150,000 to NIS 200,000.

Section 6.1 of the Compensation Policy, as revised, will therefore read as follows:

“6.1 In view of the unique nature of the Company’s operations and the importance of retaining the Company’s Officers, the Company’s Board of Directors and Compensation Committee may set “retention bonuses” for the Company’s Officers, in a total amount of up to NIS 200,000 for the Company’s CFO, which shall be accumulated gradually over a period of up to 5 years; and all in view of the reasons specified above. It shall be clarified that in any event, the situation shall not arise where several retention plans exist, concurrently, for the same Officer.”

For further details and information, please refer to the Company’s Proxy Statement, as was published with respect to the Extraordinary General Meeting on March 20, 2019.

Notes

The market, the regulatory environment and Bezeq’s specific situation continue to remain highly volatile. In view of the latest developments, the Company wishes to clarify that it will also issue, in addition to the current reporting situation, reports according to the “Hybrid Disclosure Model” pursuant to the rules of the Israel Securities Authority

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.